EXHIBIT 99.1

Equinor ASA: Notifiable trading

A primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has purchased shares in Equinor ASA:

Anne Drinkwater, board member of Equinor ASA, has on 26 February 2019 purchased 1100 shares in Equinor ASA at a price of USD 22.5166 per share* and will after the purchase in total hold 1100 shares in Equinor ASA.

*American Depositary Receipts (ADR)

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.